SD 3/6/03

03012906

UF 3-6-03

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 05 2003 WASH. D.C. 155

SEC FILE NUMBER
8-53563

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Century Boulevard
(No. and Street)

Nashville	TN	37214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Dale Miller (704) 522-9002
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

424 Church Street	Nashville	TN	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

WILLIS EQUITIES, INC.

TABLE OF CONTENTS

( ) (p) Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act (34) (Not applicable.)

( ) (q) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission. (34) (Not applicable.)

OATH OR AFFIRMATION

I, Dale Miller, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Willis Equities, Inc. for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Dale Miller, President, CEO, CCO, FINOP

Linda A. Sceane

Notary Public

Commission expires 3/13/07

WILLIS EQUITIES, INC.
(FORMERLY CBL EQUITIES, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF WILLIS NORTH AMERICA, INC.)

Financial Statements and Supplemental Schedule for the Year Ended December 31, 2002, Independent Auditors' Report and Supplemental Report on Internal Control

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, Tennessee 37219-2396

www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Willis Equities, Inc.

We have audited the statement of financial condition of Willis Equities, Inc. (formerly CBL Equities, Inc.) (a wholly-owned subsidiary of Willis North America, Inc.) (the "Company") as of December 31, 2002 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Willis Equities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Willis Equities, Inc. as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 18, 2003

WILLIS EQUITIES, INC. (FORMERLY CBL EQUITIES, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF WILLIS NORTH AMERICA, INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 587,692
Certificate of deposit	100,000
Commissions receivable	28,316
Prepaid expenses and other assets	4,016
TOTAL ASSETS	$ 720,024

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to the Parent	$ 367,937
Accounts payable and other liabilities	166,820
Total liabilities	534,757
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; (1,000 shares authorized, issued and outstanding)	1,000
Additional paid-in capital	219,000
Accumulated deficit	(34,733)
Total stockholder's equity	185,267
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 720,024

The accompanying notes are an integral part of these financial statements.

WILLIS EQUITIES, INC. (FORMERLY CBL EQUITIES, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF WILLIS NORTH AMERICA, INC.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$ 1,231,926
Interest income	284
Total revenues	1,232,210
EXPENSES:	
Employee compensation and benefits	744,239
Regulatory and professional fees	67,496
Other operating expenses	330,685
Total expenses	1,142,420
INCOME BEFORE TAXES	89,790
PROVISION FOR INCOME TAXES	34,851
NET INCOME	$ 54,939

The accompanying notes are an integral part of these financial statements.

WILLIS EQUITIES, INC. (FORMERLY CBL EQUITIES, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF WILLIS NORTH AMERICA, INC.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 54,939
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in commissions receivable	(28,316)
Decrease in receivable from Parent	568
Decrease in other receivables	1,483
Increase in payable to Parent	367,902
Increase in accounts payable and other liabilities	166,820
Decrease in prepaid and other assets	23,211
Net cash provided by operating activities	586,607
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of certificate of deposit	(100,000)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	20,000
NET INCREASE IN CASH	506,607
CASH, JANUARY 1, 2002 (UNAUDITED)	81,085
CASH, DECEMBER 31, 2002	$ 587,692
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Income taxes paid to Parent	$ 30,818

The accompanying notes are an integral part of these financial statements.

WILLIS EQUITIES, INC. (FORMERLY CBL EQUITIES, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF WILLIS NORTH AMERICA, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE, JANUARY 1, 2002	$ 1,000	$ 199,000	$ (89,672)	$ 110,328
Net income	-	-	54,939	54,939
Capital contribution	-	20,000	-	20,000
BALANCE, DECEMBER 31, 2002	$ 1,000	$ 219,000	$ (34,733)	$ 185,267

The accompanying notes are an integral part of these financial statements.

WILLIS EQUITIES, INC. (FORMERLY CBL EQUITIES, INC.) (A WHOLLY-OWNED SUBSIDIARY OF WILLIS NORTH AMERICA, INC.)

NOTES TO FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

Willis Equities, Inc. (formerly CBL Equities, Inc.) (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company, a wholly-owned subsidiary of Willis North America, Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977 with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker/dealer in 2001 and received its license in 2002. The Company introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The balance sheet represents the operating assets and liabilities of the Company. All revenues and expenses in the statements of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and record keeping services and allocates a percentage of these costs to the Company. Therefore, the Company's results of operations may not be representative of those if it had been operated as a stand-alone entity.

Revenue Recognition –Revenues consist principally of override commissions from the sale of variable annuities and mutual fund shares and are recorded based on the trade date of the related security transaction as reported by the clearing broker/dealer. The Company does not handle or maintain customer funds as these funds are given directly to the insurance carriers or mutual fund vendors.

Income Taxes – The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by the Parent. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – At December 31, 2002, the Company has financial instruments including cash, commissions receivable, accounts payable, accrued expenses, and income taxes payable to Parent. The carrying value of these financial instruments approximates their estimated fair values because of the short maturity of these instruments.

New Accounting Pronouncement – In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34* ("FIN No. 45). The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. This interpretation is intended to improve the comparability of financial reporting by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. For the Company, the initial recognition and measurement provision of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. The Company does not believe that the adoption of this statement will have a material effect on the financial position or results of operations of the Company.

3. INCOME TAXES

The provision for income taxes consists of the following:

Current:	
Federal	$ 29,964
State	4,887
	$ 34,851

The provision for income taxes differs from the amount computed using the statutory federal income tax rate primarily as a result of state income taxes.

4. DUE TO PARENT-RELATED PARTY TRANSACTIONS

The Parent provides the Company with management, accounting, and record keeping services and allocates these costs to the Company. The Company recorded $614,740 of allocated employee compensation and benefits expense and $322,400 of allocated management and administration expense for the year ended December 31, 2002. In addition, income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). At December 31, 2002, the Company owes the Parent $367,937 for those direct and indirect costs

The Company's employees participate in the Willis North America Inc. Pension Plan, (the "Plan") a defined benefit pension plan. Employees became eligible for the defined benefit pension plan upon completion of one-year service and upon reaching age 21. No accrual has been recorded relating to this benefit plan in the accompanying financial statements as it is anticipated that the projected benefit will be principally funded by the Parent. Contributions to the Plan are included in the employee compensation and benefits allocation described above.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first twelve months after commencing business as a broker or dealer and 15 to 1 thereafter. The Company had $534,757 in aggregate indebtedness at December 31, 2002. At December 31, 2002, the Company had net capital of $181,251, which was $114,406 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 2.95 to 1.

* * * * * *

WILLIS EQUITIES, INC. (FORMERLY CBL EQUITIES, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF WILLIS NORTH AMERICA, INC.)

SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

Net capital:	
Total stockholder's equity	$ 185,267
Deductions:	
Non-allowable assets from statement of financial condition:	
Prepaid expenses and other assets	(4,016)
Net capital	$ 181,251
Aggregate indebtedness:	
Total liabilities	$ 534,757
Computation of basic net capital requirement:	
Minimum net capital required	$ 66,845
Excess net capital	$ 114,406
Ratio of aggregate indebtedness to net capital	2.95 to 1
Reconciliation with the Company's computation	
(included in Part IIA of Form X-17A-5 as of December 31, 2002:	
Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$ 198,576
Add: Adjustment to commissions receivable	28,316
Add: Adjustment to income tax payable to the Parent	146,494
Less: Adjustment to administrative expense payable to the Parent	(192,135)
Net capital per above	$ 181,251

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, Tennessee 37219-2396

www.us.deloitte.com

Deloitte & Touche

February 18, 2003

Willis Equities, Inc.
26 Century Boulevard
Nashville, TN

In planning and performing our audit of the financial statements of Willis Equities, Inc. (formerly CBL Equities, Inc.) (a wholly-owned subsidiary of Willis North America, Inc.) (the "Company"), for the year ended December 31, 2002 (on which we issued our report dated February 18, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financials statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP